AM
12-14-2004

SE 04014568 COMMISSION
549

OMB APPROVAL
OMB Number: 3235-0123 Expires: October 31, 2004 Estimated average burden hours per response. . .12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-25091

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 09/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

BEST AVAILABLE COPY

NAME OF BROKER-DEALER:

GRIFFIN, KUBIK, STEPHENS & THOMPSON, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Sears Tower, 233 South Wacker Drive
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mary Lee Corrigan (312) 441-2500
(Area Code - Telephone No.)

SEC MAIL PROCESSING
RECEIVED
NOV 29 2004
WASH., D.C. 181 SECTION

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Chizek and Company LLC
(Name - *if individual, state last, first, middle name*)

One Mid America Plaza, Suite 700, P.O. Box 3697	Oak Brook	IL	60522-3697
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 16 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mary Lee Corrigan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GRIFFIN, KUBIK, STEPHENS & THOMPSON, INC., as of September 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
Marcia L. Robertson
Notary Public, State of Illinois
My Commission Expires Oct. 29, 2006

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRIFFIN, KUBIK, STEPHENS & THOMPSON, INC.
STATEMENT OF FINANCIAL CONDITION
(Dollars in thousands, except share data)
September 30, 2004

ASSETS		
Cash		$ 426
Broker/dealer receivables		40
Customer receivables		1,891
Securities owned, at market value		
State and municipal obligations	$ 26,648	
U.S. government and federal agency securities	36,932	
Corporate debt securities	544	64,124
Accrued interest receivable		430
Office furnishings and equipment, at cost less accumulated depreciation of $3,072		469
Other assets		7,370
Total assets		$ 74,750
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Clearing organization payable		$ 32,198
Broker/dealer payables		12,346
Customer payables		280
Accrued compensation, accounts payable, and other liabilities		6,899
Total liabilities		51,723
Stockholders' equity		
Class A voting common stock, $.02 par value; 50,000 shares authorized, 37,500 shares issued and outstanding		1
Class B nonvoting common stock, $.02 par value; 100,000 shares authorized, 26,635 issued; 26,518 shares outstanding		-
Additional paid-in capital		3,925
Retained earnings		19,146
		23,072
Less treasury stock, 117 shares at cost		45
Total stockholders' equity		23,027
Total liabilities and stockholders' equity		$ 74,750

The accompanying notes are an integral part of these financial statements.